Exhibit 99(a)(14)

CONTACT: Ranger Industries, Inc.
         Charles G. Masters 727-381-4904


For Immediate Release
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  Ranger Industries, Inc. Announces Final Results of Tender Offer by Bumgarner
  Enterprises, Inc. to Purchase up to 4,225,000 Shares of Ranger Common Stock
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NEW YORK, February 13, 2001 RANGER INDUSTRIES, INC. (OTC: RNGR) today announced the final results of the tender offer by Bumgarner Enterprises, Inc. ("Bumgarner") to purchase up to 4,225,000 shares of Ranger common stock, which expired at 12:00 midnight, New York City time, on Monday, February 5, 2001.

Based on a final count by the depositary for the tender offer, 4,632,566 shares of common stock, representing approximately 87.76% of the company's outstanding shares, were properly tendered and not properly withdrawn prior to expiration of the offer, 4,225,000 of which Bumgarner expects to purchase at the offer price of $2.00 per share. Ranger has been informed by the depositary that the final proration factor for the offer was 91.20% and the total purchase price will be $8.45 million.

Payment for shares accepted in the tender offer and the return of shares not accepted for purchase will be made by the depositary beginning on or about Tuesday, February 13, 2001.